Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

November 13, 2020

VIA EDGAR

Ray Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rand Capital Corporation Definitive Proxy Statement – Special Meeting (File No. 814-00235)

Dear Mr. Be:

On behalf of Rand Capital Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on November 10, 2020 regarding the Company’s preliminary proxy statement filed on October 29, 2020. The Staff’s comment is set forth below and is followed by the Company’s response. References to the “Proxy Statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter. Terms used but not defined herein have the meaning ascribed to them in the Proxy Statement.

1.	Please supplementally confirm that the virtual meeting procedures described throughout Proxy Statement (including the Letter to the Shareholders) are consistent with both state law and Staff guidance.

Response: The Company has reviewed the Proxy Statement and confirmed that the virtual meeting procedures described in the Proxy Statement are consistent with both state law and Staff guidance.

2.	Please clarify the disclosure in the Proxy Statement regarding the suspension of the requirement under New York law that companies hold shareholder meetings in person. Is the suspension ongoing? Will the suspension be in place at the time of the Company’s shareholder meeting?

Response: The Company has revised the disclosure in the Proxy Statement to clarify the status of the suspension of in-person meeting requirements under New York law.

3.	On page 13, the Company states that no consideration will be exchanged in the change of control (the “Adviser Change in Control”) of Rand Capital Management LLC (the “Adviser”). Please supplementally explain what this means. In particular, are there any arrangements between the parties with regard to the Adviser Change in Control?

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100 F Street, N.E. November 13, 2020 Page 2

Response: The Company respectfully advises the Staff that, as indicated in the Proxy Statement, Callodine Group, LLC (“Callodine”) will pay no consideration, cash or otherwise, to East Asset Management, LLC (“East”) in connection with the Adviser Change in Control. Following the Adviser Change in Control, East will maintain its ownership in the Company and Adam Gusky, the Chief Investment Officer of East, will remain on the Board of Directors of the Company and the Investment Committee of the Adviser. In addition, following the Adviser Change in Control, James Morrow, who controls Callodine, will join the Adviser’s Investment Committee.

4.	On page 17, please state if the calculation of the Incentive Fee will change under the New Advisory Agreement.

Response: The Company has revised page 17 of the Proxy Statement to confirm that the calculation of the Incentive Fee will not change under the New Advisory Agreement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Stephani Hildebrandt, Esq.